# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Southern States Bancshares, Inc., CIK 0001689731
CUSIP: 843878307
Title of class of securities: Common Stock, par value $5.00 per share
Address of issuer's principal executive offices: 615 Quintard Avenue, Anniston, Alabama (AL), 36201
Date of event which requires filing of this statement: 01/29/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001911031

## Reporting persons
- Floyd C. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 133,672; shared voting power 498,463; sole dispositive power 133,672; shared dispositive power 498,463; aggregate amount beneficially owned 632,135 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Southern States Bancshares, Inc.
Address of issuer's principal executive offices: 615 Quintard Avenue, Anniston, AL, 36201

## Item 2. Person Filing
Name of person filing: Floyd C. Davis
Address of principal business office or, if none, residence: 271 Lynnlee Way, Heflin, AL 36264
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 632135
Percent of class: 6.4% - The Issuer had 9,889,260 shares of Common Stock outstanding as of December 31, 2024. All beneficial ownership and voting percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.
Sole power to vote or to direct the vote: 133672
Shared power to vote or to direct the vote: 498,463 - Includes 92,266 shares owned by Angela G. Davis, the spouse of Mr. Davis, over which he has shared voting and investment power, and 406,197 shares held by the Floyd C. Davis Sr. Family Partnership L.P., for which Mr. Davis serves as trustee, and over which he has shared voting and investment power.
Sole power to dispose or to direct the disposition: 133672
Shared power to dispose or to direct the disposition: 498,463 - Includes 92,266 shares owned by Angela G. Davis, the spouse of Mr. Davis, over which he has shared voting and investment power, and 406,197 shares held by the Floyd C. Davis Sr. Family Partnership L.P., for which Mr. Davis serves as trustee, and over which he has shared voting and investment power.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Floyd C. Davis: /s/ Floyd C. Davis, Floyd C. Davis (01/29/2025)